

June 15, 2012

<u>Via Email</u>
Reyno Scheepers
Handeni Gold Inc.
f/k/a Douglas Lake Minerals Inc.
Chief Executive Officer
Suite 500-666 Burrand Street
Vancouver, BC V6C 3P6

> **Re: Douglas Lake Minerals Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2011**
> **Filed September 13, 2011**
> **File No. 000-50907**

Dear Mr. Scheepers:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director